[Letterhead of Jones Walker LLP]

March 26, 2015

Michael Clampitt, Esq.

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	IBERIABANK Corporation
Registration Statement on Form S-4
Filed February 13, 2015
File No. 333-202106
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-25756

Dear Mr. Clampitt:

On behalf of IBERIABANK Corporation, enclosed for filing please find Amendment No. 1 to the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) with exhibits. All copies are marked to indicate the changes effected in the amended Registration Statement.

Responses to the comments contained in the Staff’s letter of March 12, 2015, with respect to IBERIABANK Corporation’s Registration Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”), are contained herein. For your convenience, we have set forth below the Staff’s comments in bold typeface followed by responses thereto. The numbered paragraphs and headings below correspond to the numbered paragraphs and headings contained in the Staff’s March 12, 2015, letter. The page numbers referenced below refer to the page numbers of the amended Registration Statement which is filed herewith. Capitalized terms used but not defined herein have the meanings given to such terms in the Registration Statement.

Although we have set forth in this letter all responses to comments, certain of the information presented below has been obtained by us from the appropriate personnel at IBERIABANK Corporation and Georgia Commerce Bancshares, Inc. and from financial advisors to and legal counsel for Georgia Commerce Bancshares, Inc.

Michael Clampitt, Esp.

March 26, 2015

Registration Statement on Form S-4

General

1.	At this time, a review is open for your Annual Report on Form 10-K for the fiscal year ended December 31, 2014. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Response:

We hereby confirm our understanding that (i) at this time a review is open for IBERIABANK Corporation’s Form 10-K and (ii) you will coordinate any request for acceleration of effectiveness for the Registration Statement with resolution of all comments regarding the Form 10-K review.

Proxy / Prospectus Cover Page

2.	Please revise to indicate the maximum number of shares of IBERIABANK Corporation common stock estimated to be issuable upon the completion of the merger.

Response:

The proxy statement/prospectus cover page has been revised to indicate the maximum number of shares of IBERIABANK Corporation common stock currently estimated to be issuable upon completion of the merger.

Questions and Answers…

What are the United States federal tax consequences…, page 3

3.	While you may recommend that investors consult their own tax advisors with respect to tax consequences, you may not tell them they “should” do so. These statements suggest that investors may not rely on the description of tax consequences included in the prospectus. Please eliminate this language from the last sentence of this Q&A. Also make corresponding revisions to your disclosure elsewhere in the prospectus, including in the second and third full paragraphs on page 8 and in the third paragraph on page 69.

Michael Clampitt, Esp.

March 26, 2015

Response:

References to “should” have been eliminated and replaced with statements “recommending” that investors consult with their own tax advisors. See pages 3, 8 and 69 in the Registration Statement.

Opinion of Georgia Commerce’s Financial Advisor, page 41

4.	Please revise to state that KBW has consented to the inclusion of its opinion in the prospectus.

Response:

The disclosure has been revised to state that KBW has consented to the inclusion of its opinion in the proxy statement/prospectus. See page 40 in the Registration Statement.

5.	We note your disclosure in the penultimate paragraph on page 44 that the respective managements of Georgia Commerce and IBERIABANK Corporation prepared and provided to KBW certain internal projected information for Georgia Commerce and IBERIABANK Corporation, respectively. Please revise to disclose any material projections, including revenue, net income, and earnings per share for two years.

Response:

We have amended the Registration Statement under a new section captioned “Certain Financial Forecasts” on page 51 to disclose certain financial forecasts for 2015 and 2016 prepared by Georgia Commerce’s management which were provided to IBERIABANK Corporation and KBW in connection with the merger. These forecasts were not prepared with a view toward public disclosure and are subject to the limitation disclosed in this new section.

No material financial forecasts and projections for IBERIABANK Corporation were provided by IBERIABANK Corporation or its financial advisor to Georgia Commerce or KBW. As disclosed in the Registration Statement, KBW used consensus 2015 and 2016 EPS and net income estimates for IBERIABANK Corporation in performing the selected companies analysis and relative contribution analysis in connection with KBW’s opinion.

We supplementally advise the Staff that after the parties had agreed to significant terms of the merger, Georgia Commerce participated in “reverse due diligence” on IBERIABANK Corporation. During the reverse due diligence process, IBERIABANK Corporation provided certain financial information to KBW, including IBERIABANK Corporation’s budget for 2015.

Michael Clampitt, Esp.

March 26, 2015

Information provided during the reverse due diligence process, including IBERIABANK Corporation’s annual budget information, was provided to and reviewed by KBW solely for confirmatory purposes.

We have revised the first sentence of the penultimate paragraph on page 42 in order to clarify the Registration Statement in this regard.

Material United States Federal Income Tax Consequences…, page 67

6.	We note that the last paragraph on page 70 refers to “certain” material United States federal income tax consequences of the merger. Please revise your disclosure to ensure that you discuss all material consequences. Also revise to eliminate the disclaimer that “[t]his discussion.is not tax advice”, as shareholders are entitled to rely on your disclosure.

Response:

The disclaimer with respect to “certain” material United States federal income tax consequences of the merger has been deleted. See page 69 in the Registration Statement.

Dissenters’ Rights of Appraisal, page 71

7.	Please revise the second paragraph of this section to remove the implication that your disclosure is not complete. Also revise to clarify, if true, that you have summarized the material provisions of Georgia law pertaining to the exercise of dissenters’ rights.

Response:

We revised the paragraph on page 70 of the Registration Statement to read as follows (change underlined):

THE FOLLOWING DISCUSSION IS A SUMMARY OF THE MATERIAL PROVISIONS OF THE LAW PERTAINING TO DISSENTERS’ RIGHTS UNDER THE GBCC AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ARTICLE 13 OF THE GBCC, A COPY OF WHICH IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS.

Michael Clampitt, Esp.

March 26, 2015

8.	Please revise to restate the date of the Georgia Commerce special meeting in this section.

Response:

We revised the section on page 70 of the Registration Statement to include the date of the Georgia Commerce special meeting.

Legal Matters, page 94

9.	Please provide the addresses of counsels pursuant to Paragraph 23 of Schedule A to the Securities Act.

Response:

The addresses of counsels have been provided. See page 91 in the Registration Statement.

Where You Can Find More Information, page 94

10.	Please revise to update for the recently filed Form 10-K. In addition, you cannot incorporate previously-filed proxy statements. Please revise to eliminate the incorporation of your 2014 proxy statement. Refer to Item 11(b) of Form S-4.

Response:

The disclosure has been revised to update for the recently filed Form 10-K, and incorporation of the 2014 proxy statement has been eliminated. See page 92 in the Registration Statement.

11.	Please revise the second paragraph on page 95 consistent with Item 11(b)(2) or advise.

Response:

We believe that the second paragraph on page 92 is consistent with Item 11(b)(1) of Form S-4. We do not believe that Item 11(b)(2) is applicable to this transaction since the offer pursuant to Rule 145 under the Securities Act of 1933 is being made by IBERIABANK Corporation to Georgia Commerce shareholders.

Michael Clampitt, Esp.

March 26, 2015

Part II.

Item 21. Exhibits and Financial Statement Schedules

General

12.	Please file any missing exhibits, including the tax opinions, with your next amendment or tell us when you plan to file these documents. Please provide the documents sufficiently in advance of any request for acceleration to permit the staff to review and comment on the documents, as necessary.

Response:

We believe that all exhibits, including the tax opinion, have been filed with the Registration Statement.

13.	Please file as exhibits:

•	the form of common stock certificates of IBERIABANK Corporation; and

•	all contracts or forms thereof entered into pursuant to the merger, including, without limitation, the change in control severance agreements, as referenced on page 56.

Response:

The Registration Statement contains as exhibits:

•	the form of common stock certificate of IBERIABANK Corporation (Exhibit 4.1); and

•	all contracts or forms thereof entered into pursuant to the merger, including the form of change in control severance agreement (Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5).

14.	Please note that absent an order granting confidential treatment or as otherwise explicitly permitted by Item 601 of Regulation S-K, you must file complete copies, including attachments, of all required exhibits in their entirety. In particular, we note that Exhibits I, II and III have been omitted from the Merger Agreement, filed as Exhibit 2.1 to the registration statement. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

Michael Clampitt, Esp.

March 26, 2015

Response:

Complete copies, including attachments, of all required exhibits in their entirety have been filed as exhibits to the Registration Statement and are listed in the Exhibit Index.

15.	As a related matter, we note that the Merger Agreement, filed as Exhibit 2.1 to the registration statement, does not contain the Company Disclosure Letter and the Purchaser Disclosure Letter. Please file a list that briefly identifies the subject matter of the omitted disclosure letters, together with your agreement to furnish supplementally a copy of any omitted schedules or similar supplements to the Commission upon request, as required by Item 601(b)(2) of Regulation S-K. Alternatively, please file the disclosure letters as exhibits to the registration statement.

Response:

Pursuant to Item 601(b)(2) of Regulation S-K, we have (i) added a list in Appendix A, beginning on page A-63, identifying the contents of all omitted schedules and supplements and (ii) added language to Exhibit 2.1 in the Exhibit Index and in Appendix A to the proxy statement/prospectus stating that IBERIABANK Corporation will furnish a copy of any omitted schedule to the Commission upon request.

Form 10-K for the Fiscal Year Ended December 31, 2014

16.	We note that your Form 10-K incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. Please note that our review of the Form 10-K will remain open, pending your filing of the definitive proxy statement or an amended Form 10-K that includes all items required by Form 10-K and the resolution of any related comments.

Response:

We understand that the Staff’s review of IBERIABANK Corporation’s Annual Report on Form 10-K will remain open, pending filing of the definitive proxy statement or an amended Form 10-K that includes all items required by Form 10-K and the resolution of any related Staff comments.

Michael Clampitt, Esp.

March 26, 2015

Item 9A. Controls and Procedures, page 39

Material Weakness Related to Mortgage Income

17.	We note the impact of the errors in the mortgage banking operations and the purchase accounting adjustments on the financial statements. Please provide us with a SAB 99 analysis for the periods affected and tell us how the errors impacted the previous conclusions regarding disclosure controls and procedures and internal control over financial reporting.

Response:

Beginning in the second quarter of 2014, the Company changed the manner in which it processed certain amounts paid to settle derivatives associated with its mortgage banking operations. The internal controls performed throughout 2014 covering these activities and other valuation-related balances did not change as a result of this processing change. Upon detecting an error during the fourth quarter financial statement close process, the Company performed an analysis of what errors occurred, when and why they occurred and then assessed the materiality of all errors on previously issued financial statements and their overall impact on disclosure controls and procedures and internal controls over financial reporting (ICFR). The primary errors that led to the restatement were related to valuations of loans held for sale and balances receivable and payable to settle derivative contracts.

The Company evaluated the materiality of the errors, considering the accounting guidance provided in ASC Topic 250-10-S99, SEC Materials: Accounting Estimates and Error Corrections (codification of Staff Accounting Bulletin (“SAB”) Topic 1.M, Assessing Materiality, formerly known as SAB 99, and SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, formerly known as SAB 108). Based on the quantitative and qualitative analysis performed, the Company concluded that the misstatement in the previously filed Form 10-Q as of June 30, 2014 was quantitatively significant, but not qualitatively material. Additionally, the Company concluded that the misstatement in the previously filed Form 10-Q as of September 30, 2014 was not quantitatively significant or qualitatively material. The Company’s detailed SAB 99 analysis is included in Appendix [A]. In evaluating the errors, management considered the materiality (both quantitatively and qualitatively) of intra-period differences on the Form 10-Qs filed for the periods June 30 and September 30, 2014 and concluded that a restatement of Q2 was necessary, which also required Q3 results to be restated. Because of various qualitative factors, the planned timing of the 2014 10-K and other factors1, the form of the restatement was presented as adjustments to the three-month periods ended June 30 and September 30, 2014 amounts shown in the Form 10-K quarterly information, with appropriate disclosures. In reaching this conclusion, management also noted that these errors were not a

[1]	The Company filed its press release for the fourth quarter of 2014 under Item 8-01 on Form 8-K to provide shareholders making an investment decision information related to the restatement.

Michael Clampitt, Esp.

March 26, 2015

result of fraudulent activities or to achieve any desired result. Rather, the errors were due the aforementioned change in process and controls not operating as designed.

The Company determined that the conclusions regarding disclosure controls and procedures in periods prior to the second quarter of 2014 were not impacted, because the processes and related controls had functioned appropriately to detect misstatements in periods prior to the second quarter of 2014. In assessing the effectiveness of the internal controls over financial reporting associated with these errors, the Company determined that its ICFR in the mortgage banking area were designed appropriately but were not operating effectively as of the end of the second and third quarters of 2014. Accordingly, the Company revised its prior conclusions on Disclosure Controls and Procedures from the June 30, 2014 and September 30, 2014 reporting periods and noted this revision in Item 9A on Form 10-K.

Management Report on Internal Control over Financial Reporting, page 40

18.	You indicate that the errors in the mortgage banking operations were discovered during the Company’s year-end financial statement close process. Tell us how the Company was able to implement the remediation actions necessary in order for both Company management and the independent accountants to conclude that both the disclosure controls and procedures and internal control over financial reporting were both effective at December 31, 2014.

Response:

The controls surrounding the mortgage banking operations operated effectively at year-end in order to prevent and detect an error in the December 31, 2014 consolidated financial statements, and detect errors in these operations that existed at June 30, 2014 and September 30, 2014. However, because the controls in place did not timely detect errors during the quarters ended June 30 and September 30 of 2014, the Company concluded that a material weakness in internal controls existed, and revised its conclusions for these periods in its 2014 Form 10-K that disclosure controls and procedures were not operating effectively as of June 30, 2014 or September 30, 2014. The error was detected by the Company in the suite of controls in effect as of December 31, 2014. Due to the errors in the intra-period quarters for 2014, the Company assessed the design and operating effectiveness of the controls at year end. The Company concluded that the design of controls was appropriate during the year, and concluded controls over the reconciliation of the mortgage related accounts did not operate as designed in the quarters ended June 30 and September 30 of 2014. Further, the Company acknowledges that certain review controls, including the control that detected the errors operate with more precision at year end than on a quarterly basis. As a result of the year-end controls detecting the intra-period error, the Company immediately reassigned the responsibility of performing the control procedures to different and more qualified personnel within the Company’s accounting and finance group. The Company then reperformed the control procedures at year-end to obtain assurance that the controls were operating effectively.

Michael Clampitt, Esp.

March 26, 2015

Upon learning of the error, the Company notified its independent accountants and began the process of vetting the timing, nature and extent of the error and the impact on the internal control environment and related assessments. All documentation was provided to the independent accountants, including management’s assessment of internal control over financial reporting.

Notes to Consolidated Financial Statements

Note 24 — Fair Value of Financial Instruments, page 116

19.	Please tell us why the carrying value of the FDIC loss share receivable was $69.6 million when its fair value was $19.6 million at December 31, 2014.

Response:

The carrying values of the FDIC loss share receivables ($69.6 million) include both cash flows expected to be received from the FDIC and residual balances comprised of increases in cash flows expected to be received from customers (i.e. increases in expected cash flows on covered loans that result in decreases in cash flows expected to be collected from the FDIC). These residual balances are amortized over the shorter of the life of the covered loan or the life of the shared loss agreement in accordance with Accounting Standards Update 2012-06, Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. Conversely, the fair values of the FDIC loss share receivables only includes the Company’s estimate of fair value of the cash flows expected to be collected from the FDIC. The Company has concluded that a hypothetical market participant only purchasing the loss share receivables would not include cash flows from borrowers in the determination of a purchase price; such cash flows would be included in the estimate of fair value of loans.

Note 27 — Condensed Parent Company Only Financial Statements, page 120

20.	You classified dividends received from your banking and non-banking subsidiaries of $50.5 million in 2013 and $70 million in 2012 as cash inflows from investing activities. Cash receipts comprised of dividends received from your subsidiaries are cash inflows from operating activities based on ASC 230-10-45-16(b). Please revise the classification of the dividends received from your subsidiaries from cash flows from investing activities to cash flows from operating activities in future filings.

Response:

The Company will revise the classification of the dividends received from subsidiaries from cash flows from investing activities to cash flows from operating activities in future filings.

Michael Clampitt, Esp.

March 26, 2015

Also enclosed is a written statement from IBERIABANK Corporation as requested in the Staff’s letter of March 12, 2015.

If you have any questions regarding the above responses, please do not hesitate to contact the undersigned by telephone at (202) 203-1088 or by email at ecrosland@joneswalker.com, or Peter Rivas of our firm by telephone at (202) 203-1086 or by email at privas@joneswalker.com. We appreciate your consideration and cooperation in this matter.

Very truly yours,

/s/ Edward B. Crosland, Jr.

Edward B. Crosland, Jr.

cc:	Peter J. Rivas, Esq.
T. Clark Fitzgerald, III, Esq.
Steven S. Dunlevie, Esq.

Appendix [A]

Quantitative Analysis

The Company reviewed the quantitative results of the misstatement relative to pre-tax income, net income, and operating income (non-GAAP). The Company acknowledges that SAB Topic 1N references an example where a misstatement of 5% was considered material, as well as the fact that an assessment of materiality must consider both quantitative and qualitative considerations and cannot be evaluated solely against a quantitative bright-line. Based on the facts and circumstances outlined below, to include the quantitative metrics, the Company concluded that the misstatement is quantitatively material for the period ended June 30, 2014, but not quantitatively material for the period ended September 30, 2014.

Qualitative Analysis

SAB Topic 1.M, Assessing Materiality, discusses the following qualitative considerations in evaluating the materiality of a misstatement:

•	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

Response:	The misstatements involve both precise measurements and amounts measured at fair value (estimates). In either case, the Company believes that the level of imprecision is low. Therefore, the Company concluded it is not necessary to stratify a potential error over a range of possible outcomes and each outcome’s likelihood of occurrence.

•	Whether the misstatement masks a change in earnings or other trends;

Response:	The Company concluded the misstatement does not mask a trend in earnings or other trends for the quarter or year-to-date periods ended March 31, 2014 or September 30, 2014. The misstatement in the three month period ended June 30, 2014 was consistent with seasonal trends in the mortgage industry (i.e., the mortgage business has an expected increase in revenues during second and third quarters resulting from consumer demand), as well as the seasonal trends reported in prior periods by the Company. The magnitude of the change was amplified by the weak results reported in the period ended March 31, 2014.

Separately, the Company’s analysts and financial statement users have historically considered non-operating costs in measuring the Company’s results and, as such, the Company reports a non-GAAP measure of operating earnings. Non-GAAP operating earnings typically exclude merger expenses and other expenses that the Company believes distort period-to-period comparisons of the Company’s results of operations. Both GAAP and non-GAAP consensus estimates are published by analysts.

Furthermore, the second quarter results were negatively impacted by a number of discrete non-operating charges related to merger costs incurred in business acquisitions. These non-operating charges resulted in lower GAAP operating earnings, which increase the misstatement as a percentage of GAAP operating earnings. The vast majority of these non-operating charges were previously communicated in the press releases announcing the Teche and First Private acquisitions.

•	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

Response:	As previously reported for the second quarter of 2014, the Company missed GAAP EPS consensus expectations by $0.10 (reported $0.60 versus consensus of $0.70). After adjusting for the misstatement, the Company would have reported GAAP EPS of $0.53 and thus would still not have met GAAP EPS consensus expectations. As previously reported for the third quarter of 2014, the Company missed GAAP EPS consensus expectations by $0.04 (reported $0.90 versus consensus of $0.94). After adjusting for the misstatement, the Company would have reported GAAP EPS of $0.93 and thus would still not have met GAAP EPS consensus expectations. As a result, the Company concluded the misstatement does not hide a failure to meet analysts’ consensus expectations.

In addition to GAAP EPS, the Company also considers operating earnings and operating EPS. After adjusting for the misstatement, the Company would have met consensus estimates in the second quarter on an operating basis, but would have significantly beat estimates by $0.07 (versus the $0.03 beat reported) in the third quarter (based on a rollover approach).

Analyst estimates and opinions of value are typically expressed in the banking industry as a multiple of book value as opposed to a multiple of earnings. The Company believes that the relevance of quarterly analyst expectations were diminished, as the Company provided EPS guidance (on an operating basis) of $3.65 for the full-year 2014 during the first quarter earnings conference call in April of 2014 and updated that guidance during second quarter. During the second quarter earnings conference call in July, the Company increased its EPS guidance (on an operating basis) to a range of $3.65 to $3.70. The Company’s actual operating EPS for the full year of 2014 was $3.73.

	2Q14	3Q14
Consensus GAAP EPS	$0.70	$0.94
Previously Reported GAAP EPS	$0.60	$0.90
Adjusted GAAP EPS	$0.53	$0.93

Consensus Operating EPS	$0.89	$0.98
Previously Reported Operating EPS	$0.96	$1.01
Adjusted Operating EPS	$0.89	$1.05

•	Whether the misstatement changes a loss into income or vice versa;

Response:	The misstatement did not change a loss into income or vice versa in the previously filed Form 10-Q as of June 30, 2014 or September 30, 2014. The Company’s operations would have resulted in positive net income whether or not the misstatement was corrected.

•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

Response:	While the Company reports IBERIABANK Mortgage Company (IMC) as a segment, the Company does not believe IMC is significant, as the net income associated with this subsidiary represents 1.6% of the total net income of the Company for the year-to-date period ended December 31, 2014. Analysts have historically inquired about the direction and magnitude of amounts reported within mortgage income as opposed to the results of the segment as a whole.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements;

Response:	The misstatement does not affect the Company’s compliance with banking regulatory requirements.

•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

Response:	The misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	Whether the misstatement has the effect of increasing management’s compensation—for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; and

Response:	Management’s bonuses are based on annual individual and Company performance, and the results of year-to-date operations are properly stated as of December 31, 2014. Therefore, the misstatement does not impact management’s compensation.

•	Whether the misstatement involves concealment of an unlawful transaction.

Response:	The misstatement does not involve the concealment of an unlawful transaction.

In addition to these qualitative considerations, the Company does not believe the misstatement would cause a significant positive or negative market reaction. Additionally, the misstatement is not the result of earnings management or an indication of the future profitability of the Company or any segment thereof. Based on this analysis, the Company concluded the misstatements, while qualitatively insignificant, are quantitatively material to the Company’s quarterly and year-to-date consolidated results for the period ended June 30, 2014, based on the full quantitative and qualitative analysis required by generally accepted accounting principles.